SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001 -87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON NOVEMBER 8, 2005

Date, Time and Place of Meeting: Held on November 8, 2005, at 14:00, at the Company’s headquarters, at Rua Tamoios 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors, being Messrs. Antonio Kandir, Álvaro de Souza and Luiz Kaufmann present by means of teleconference, as permitted by Article 14 of the Company’s Bylaws. Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: (i) definition on the Company’s ADS ratio change and the Dividend Distribution Policy for 2006. Resolutions taken: After necessary clarifications: (i) the Directors resolved to approve the proposal of alteration of the number of preferred shares represented by each ADS (American Depositary Shares), being the ratio of (1) ADS representing two (2) preferred shares altered to (1) ADS representing one (1) preferred share. As a result of the amendment approved and subject to the receipt of required approvals from the Brazilian Securities Commission and the New York Stock Exchange, the ADS holders on the record date, which is currently expected to be December 9, 2005, shall receive, automatically, on the distribution date, which is currently expected to be December 12, 2005, one (1) additional ADS for each ADS they hold. Once determined, the Company will promptly communicate the official record date and the official distribution date for the ratio change. The Board of the Officers of the Company is forthwith authorized to carry out all actions and execute all documents necessary or convenient, in Brazil or abroad, to the effectively implement the matters approved herein. Additionally, the Board of Directors examined the study prepared on the periodicity of distribution of dividends by the Company, having resolved to approve the policy of distribution of quarterly dividends, during the 2006 financial year. Additionally, considering that the difference of conversion rates utilized for the capital increases held on June 23, 2004, April 27, 2005 and May 2, 2005 resulted in a aggregate difference of R$1.832.806,44 (one million, eight hundred and thirty-two thousand, eight hundred and six reais and forty-four centavos), the Board approved the rectification of the amount of the Company’s corporate capital, which shall be R$913.364.555,12 (nine hundred and thirteen million, three hundred and sixty-four thousand, five hundred and fifty-five reais and twelve centavos). Finally, the Board of Directors resolved to approve the calendar for the Board’s meetings for 2006, being designated the following dates: February 23, 2006, April 20, 2006, June 20, 2006, July 19, 2006, October 19, 2006 and December 15, 2006. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, November 8, 2005.

__________________________________ Constantino de Oliveira Júnior	__________________________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.